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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N-8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [ 17 CFR 270.8f-1 ]:

      (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

      (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

      (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("ABANDONMENT OF REGISTRATION"); or

      (d) The fund has become a business development company ("BUSINESS DEVELOPMENT COMPANY").


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2.    If the fund is not eligible to use this form, refer to rule 0-2 under the
      Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation ST [17 CFR
      232. 101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.    No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form NSAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC'S COLLECTION OF INFORMATION
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

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I.    GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]    MERGER

      [X]    LIQUIDATION

      [ ] ABANDONMENT OF REGISTRATION (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]    Election of status as a BUSINESS DEVELOPMENT COMPANY (Note:
             Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:      Balanced Portfolio (the "Applicant,"
                         a series of The Premium Portfolios)

3.    Securities and Exchange Commission File No.: 811-8502

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]    Initial Application             [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code): Elizabethan Square, George Town, Grand Cayman, Cayman Islands, BWI

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form: Elizabeth L. Belanger, Esq., Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts 02110, 617-951-8368.

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


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      Signature Financial Group (Cayman) Ltd. (administrator)
      Elizabethan Square, George Town
      Grand Cayman, Cayman Islands, BWI
      (345) 945-1824

      State Street Bank and Trust Company (custodian)
      225 Franklin Street
      Boston, MA 02110
      (617) 786-3000

      State Street Cayman Trust Company, Ltd. (accounting services agent) P.O. Box 2508 GT
      Grand Cayman
      British West Indies
      (345) 949-6644

      Citibank, N.A. (investment adviser)
      153 East 53rd Street
      New York, NY 10043
      (212) 559-6207

      NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.    Classification of fund (check only one):

      [X]    Management company;

      [ ]    Unit investment trust; or

      [ ]    Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]    Open-end    [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): The Applicant is a series of The Premium Portfolios, which is organized as a trust under the laws of the State of New York.

11. Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund's contracts with those advisers have been terminated: Citibank, N.A., 153 East 53rd Street, New York, New York 10043, has been the Applicant's investment adviser since its inception. SSBC Fund Management, Inc., 388 Greenwich St., New York, New York 10013, has been the subadviser of the Applicant since May 17, 1999.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated: CFBDS, Inc., c/o Signature Financial Group (Cayman) Ltd., Elizabethan Square, George Town, Grand Cayman, Cayman Islands, BWI, has been the Applicant's placement agent since its inception.

13.   If the fund is a unit investment trust ("UIT") provide:

      (a)    Depositor's name(s) and address(es): N/A

      (b)    Trustee's name(s) and address(es): N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [ ]   Yes           [X]    No

      If Yes, for each UIT state:
             Name(s):

             File No.: 811-____

             Business Address:

15.   (a)    Did the fund obtain approval from the board of directors
             concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes       [ ] No

             If Yes, state the date on which the board vote took place: May 26, 1999

             If No, explain:


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      (b)    Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

             [X] Yes      [ ] No

             If Yes, state the date on which the shareholder vote took place: July 30, 1999

             If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]    Yes           [ ]   No

      (a) If Yes, list the date(s) on which the fund made those distributions: August 1, 1999

      (b)    Were the distributions made on the basis of net assets?

             [X] Yes       [ ]    No

      (c)    Were the distributions made pro rata based on share ownership?

             [X] Yes       [ ]    No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

      (e)    Liquidations only:
             Were any distributions to shareholders made in kind?

             [X] Yes       [ ]    No

             If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders: Each shareholder of the Applicant is another mutual fund managed or advised by Citibank, N.A.

17.   Closed-end funds only:

      Has the fund issued senior securities? N/A

      [ ]  Yes           [ ]  No

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.   Has the fund distributed ALL of its assets to the fund's shareholders?

      [X]  Yes           [ ]  No

      If No,
      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [ ]  Yes           [X]  No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

      [ ] Yes            [X]  No

      If Yes,
      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)    Why has the fund retained the remaining assets?

      (c)    Will the remaining assets be invested in securities?

             [ ]  Yes    [ ]  No


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21.   Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes        [X]  No

      If Yes,
      (a)    Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.     INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)     List the expenses incurred in connection with the Merger or
             Liquidation:

             (i)   Legal expenses: $10,000

             (ii)  Accounting expenses: N/A

             (iii) Other expenses (list and identify separately): N/A

             (iv)  Total expenses (sum of lines (i)-(iii) above): $10,000

      (b) How were those expenses allocated? All expenses incurred in connection with the liquidation have been or will be borne by Citibank, N.A.

      (c) Who paid those expenses? All expenses incurred in connection with the liquidation have been or will be borne by Citibank, N.A.

      (d) How did the fund pay for unamortized expenses (if any)? The Applicant had no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]  Yes       [X]  No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]  Yes        [X]  No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]  Yes        [X]  No

      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY

26.   (a)    State the name of the fund surviving the Merger: N/A

      (b) State the Investment Company Act file number of the fund surviving the Merger: N/A

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A


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                                 VERIFICATION

     The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Balanced Portfolio, a series of The Premium Portfolios, (ii) he is the President of The Premium Portfolios, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                         /s/ Philip W. Coolidge
                                         -----------------------------
                                         Philip W. Coolidge